Mail Stop 4561

December 29, 2008

Chett B. Paulsen, Chief Executive Officer
aVinci Media Corporation
11781 South Lone Peak Parkway, Suite 270
Draper, Utah 84020

> **Re:** **aVinci Media Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 16, 2008**
> **File No. 333-152869**

Dear Mr. Paulsen:

We have reviewed your amended Form S-1 and your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments.

<u>Transactions with Related Persons, Promoters, and Certain Control Persons, page 49</u>

1.   It appears that your response to comment 5 of our letter dated November 18, 2008 does not address the disclosure required under Item 404(d)(2) of Regulation S-K. We note, however, your expanded disclosure on page 49 that Chett B. Paulsen, Richard B. Paulsen, and Edward B. Paulsen are promoters, as defined by Rule 405 of the Securities Act, of aVinci Media Corporation and will not receive any compensation in connection with the registration of the shares in the registration statement. Please clarify whether any of the promoters at any time during the past five years received anything of value (including money, property, contracts, options or rights of any kind) directly or indirectly from the registrant or whether the registrant received any assets, services or other consideration from any of the promoters.

<u>Exhibit 5.1</u>

2.   We note that your updated opinion of counsel continues to refer to shares that will be issued in the future although the resale registration statement relates in significant part to shares that are currently outstanding. Please revise the opinion to state, if true, that the outstanding shares of common stock <u>are</u> validly issued, fully paid and non-assessable, or advise.

General

3.　　It appears that the summary compensation table on page 46 and the beneficial ownership table on page 48 indicate footnotes that appear to have been omitted. Please advise.

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If you have any questions regarding the comments, you may contact Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3457. If, thereafter, you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc:　　Via Facsimile (212) 930-9725
　　　　Marc Ross, Esq.
　　　　Peter DiChiara, Esq.
　　　　Sichenzia Ross Friedman Ference LLP